[GRAPHIC OMITTED]
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

For More Information Please Contact:
Ricardo Florence dos Santos                       David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao              Edelman Financial
(55-11) 886-0421                                  (212) 704-4449 / 4486
pa.relmerc@grupopaodeacucar.com.br                rosemary_otero@edelman.com

                  Companhia Brasileira de Distribuicao Reports
                   Second Quarter and First Half 1999 Results

o   Total sales grew 31.2% compared to 2Q98 (Same store sales grew 4.6%)
o   EBITDA grew 15.6% compared to 2Q98
o Number of customers increased 54% compared to 2Q98, average floor space increased 27%
o   Company studies strategic partnership

Sao Paulo, Brazil, August 5, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD; BOVESPA:PCAR4) today announced second quarter and first half 1999 financial results. CBD has been releasing its results in accordance with the accounting principles defined by the corporate law method (R$ in nominal values). However, in order to compare figures released by ABRAS regarding sector growth, CBD also reports sales data in constant currency, indexed by the IGP-DI inflation index, which is used by ABRAS.

During the second quarter 1999, nominal net sales reached R$1,312.1 million compared to R$969.3 million during the same period in 1998, a 35.4% increase. During the first half 1999, nominal net sales totaled R$2,569.9 million, a 40.3% growth compared to the first six months of 1998. Nominal net sales, including sales from the Barateiro chain in June 1998, as well as sales from the Millo's chain in the second quarter 1998 (prior to its incorporation into the CBD group), during the first half 1999 grew 38.4%. Same store sales grew 6.8% in the first half 1999.

Total sales variations are presented below in constant currency compared to sector performance figures for total stores published by ABRAS (Brazilian Food Retailers Association):

Net Sales Evolution by Division- Variation (%) 1999/1998 - Consolidated

                       ---------------------------------------------------------
                                              Nominal Currency
                                               (Corporate Law)
                       ---------------------------------------------------------
                          Second Quarter 1999            First Half 1999*
                       --------------------------   ----------------------------
                       All Stores      Same Store   All Stores        Same Store
                       --------------------------   ----------------------------
Pao de Acucar             19.1            11.1         23.1             14.0
Extra                     54.3             1.9         64.8              3.5
Barateiro                   -             18.0          -               18.8
Eletro                     1.4           -26.8          4.4            -22.9
--------------------------------------------------------------------------------
CBD*                      31.2             4.6         38.4              6.8
--------------------------------------------------------------------------------

                       ---------------------------------------------------------
                                             Constant Currency
                                            (Indexed by IGP-DI)
                       ---------------------------------------------------------
                          Second Quarter 1999            First Half 1999*
                       --------------------------   ----------------------------
                       All Stores      Same Store   All Stores        Same Store
                       --------------------------   ----------------------------
Pao de Acucar            10.0             2.5          15.8              7.3
Extra                    42.5            -5.9          55.0             -2.9
Barateiro                  -              9.0            -              10.2
Eletro                   -6.4           -32.4          -1.7            -27.4
--------------------------------------------------------------------------------
CBD*                     21.1            -3.5          30.1              0.3
--------------------------------------------------------------------------------

* Includes Peralta sales in February 1999, when these stores were not incorporated into the CBD stores. The first quarter of 1998 includes sales from the Millo's chain, when those stores were not incorporated into the CBD stores. These results also include sales from the retired Superbox stores, as well as June 1998 sales from the Barateiro division.

Management's Comments

o The supermarket division, represented by Pao de Acucar and Barateiro stores, continued to show positive performance resulting from favorable food product sales. The non-food product segment continued to be affected by the Brazilian currency devaluation, reflecting the decrease in sales in the Eletro division and lower performance of the Extra format compared to the supermarket division. It is important to mention that the second quarter of 1998 represents a strong comparative quarter for the electronics segment, since that quarter include high television sales volume prior to the World Cup event.

o The month of June represented the initiation of same store sales comparisons for the 32 Barateiro stores. Since acquiring this chain in June 1998, 7 of these stores have been converted into Extra hypermarkets and 25 supermarkets have been maintained as Barateiro stores.

o The significant increase in sales is mainly due to the growth in the number of customers, which exceeded the increase in floor space. Based on the number of sales transactions, the number of customers increased 54% compared to the second quarter 1998, significantly higher than the 27% increase in floor space registered during the same period. This was mainly due to continuous investments made by the Company in store renovations, employee training and improved customer service.

o According to the ABRAS index (constant currency - indexed by IGP-DI), the retail sector fell 3.7% in the second quarter 1999 compared to the same period in 1998. CBD's net sales (constant currency - indexed by IGP-DI) grew 21.1% in the second quarter 1999 compared to the same quarter in 1998, demonstrating the Company's market share gains.

o Gross profit reached R$354 million in the second quarter 1999, compared to R$262 million in the same period in 1998, registering a 35% growth. Economies of scale, adjustment of sales mix to the current economic scenario, as well as development of high value added products, allowed CBD to maintain its gross margin at 27% (even considering the higher participation of hypermarkets in the Company's store mix).

o EDI (Electronic Data Interchange) purchases reached 41% in the second quarter of 1999 compared to 19% in the same period in 1998.

o Earnings before interest, taxes, depreciation and amortization (EBITDA) during the second quarter increased 15.6% to R$85.7 million compared to R$74.2 million in the second quarter in 1998. EBITDA margin remained stable at 6.5% compared to the first quarter 1999, confirming productivity gains obtained.

o In the second quarter of 1999, CBD registered financial expense of R$90.5 million, including the exchange loss recorded in the period. The exchange variation line item (R$4.5 million) relates to losses recognized in the first quarter 1999 only.

o CBD's number of shares increased by 68,523 thousand preferred shares, to a total of 78,405,280 thousand, as a result of the conversion of 50 debentures from the first issue (1,857 thousand preferred shares) and 2,000 debentures from the second issue (66,666 thousand preferred shares).

o Net income in the second quarter 1999 was R$17.1 million compared to R$45.8 million in the same period in 1998. As a result of the Brazilian currency devaluation in the first quarter of the year, the Company posted first half 1999 net loss of R$61.9 million compared to a net profit of R$78.3 million in the same period in 1998. Second quarter 1999 net income per 1,000 shares, based on shares outstanding at June 30, 1999, was R$0.22, compared to R$0.59 per 1,000 shares in the second quarter 1998.

Investments

Investments totaled R$109.6 million in the second quarter compared to R$395.5 million in the same period in 1998. First half 1999 investments reached a total of R$313.3 million compared to R$531.0 million in the same period in 1998. Investments during the quarter consisted of:

o   Opening of a new Pao de Acucar store in Brasilia;
o Closing of a Pao de Acucar store in Sao Paulo and another in Fortaleza, as well as one Barateiro supermarket in Sao Paulo;
o   Conversion of a Barateiro store into an Extra hypermarket;

o Conversion of the Guassu supermarket (acquired in the first quarter 1999) into a Barateiro supermarket;
o   Renovation of five Pao de Acucar supermarkets and three Extra hypermarkets;
o Acquisition of the real estate for a hypermarket in Belo Horizonte, previously owned by Caixa dos Empregados da Usiminas (Usiminas employee fund) and leased from Paes Mendonca, with a total area of 12,480 square meter. CBD will pay R$37 million for this store in 73 monthly payments, adjusted by IGP-M (inflation rate) with an annual interest rate of 6%. This store will be operated by Novasoc Comercial and converted into an Extra hypermarket in the third quarter 1999;
o Construction of a new warehouse adjacent to the current distribution center, with 31,000 square meters. This investment will enable CBD to optimize the logistic operations of general merchandise, and allocate a larger area for the distribution of fruits and vegetables as well as cross-docking operations in the current distribution center.

Novasoc Comercial Ltda.

During the month of June 1999, 10 stores leased from the Paes Mendonca chain through Novasoc Comercial Ltda, began operations under the Pao de Acucar (9) and Barateiro (1) formats. The transfer of products from CBD's distribution center to these stores totaled R$4 million.

The hypermarkets and remaining supermarkets are currently undergoing renovation and conversion to CBD store formats, and are expected to reopen in the second half of 1999. Investments in conversion and renovation, including the warehouse in Rio de Janeiro, are estimated at R$70 million.

Net sales from Novasoc Comercial Ltda. until June 30, 1999 was R$13.1 million. With the reopening of renovated stores during the second half of the year, there will be a trend of substantial operational growth.

Stores by Division

             ----------------------------------------------------------------------------------------
             Pao de   Extra    Superbox   Eletro   Barateiro   Peralta   CBD      Floor       Number
             Acucar                                                               Space         of
                                                                                  (m2)      Employees
-----------------------------------------------------------------------------------------------------
06/30/98      149      17        10          62       32           -     270      446,768    28,842
Opened          1       -         -          13        -           -      14
Closed          -       -         -           -        -           -       -
Converted       -       5        (3)          -       (2)          -       -
09/30/98      150      22         7          75       30           -     284      464,315    28,153
Opened          -       2         -           1        -           -       3
Closed         (2)      -        (1)          -        -           -      (3)
Converted   (1) + 2     6        (6)          -    (4) + 3         -       -
12/31/98      149      30         -          76       29           -     284      470,591    31,343
Opened          1       -         -           -        -          38      39
Closed          -       -         -          (2)       -           -      (2)
Converted  (18) + 14    1                     -     23 + 18      (38)      -
03/31/99      146      31         -          74       70           -     321      514,229    33,653
Opened          1       -         -           -        1           -       2
Closed         (2)      -         -           -       (1)          -      (3)
Converted       -       1         -           -       (1)          -       -
---------------------------------------------------------------------------------------------------
06/30/99      145      32         -          74       69           -       320    516,035    33,119
---------------------------------------------------------------------------------------------------

Summary of Store Conversion
                           -----------------------------------------------------
                                 3Q98        4Q98        1Q99       2Q99
--------------------------------------------------------------------------------
Peralta --  Pao de Acucar                                 14
Superbox --   Pao de Acucar                   2
Pao de Acucar -- Barateiro                    1           18
Peralta --  Barateiro                                     23
Superbox --  Barateiro                        2
Superbox --  Extra                3           2
Barateiro --  Extra               2           4                      1
Peralta --  Extra                                          1
--------------------------------------------------------------------------------

Year 2000 Compliance

Since July 1997, CBD has been updating its operation systems to ensure proper functioning. CBD developed the project "Year 2000", focusing on identifying the risks and impacts in business processes, establishing methods and timetables, determining costs and allocating necessary resources for a permanent solution for problems related to the millennium bug.

Investments for conversion and updating of programs, substitution of software, change of equipment, third party service contracting and utilization of internal resources estimated at R$6,300 thousand, from which until June 30, 1999, R$5,056 thousand have already been allocated. CBD estimates the remaining balance to be used by the end of the year.

CBD elected a director responsible for the project and formed a work group for its implementation. The project was executed in six phases: (1) inventory; (2) impact analysis; (3) planning; (4) conversion; (5) testing; and (6) implementation. The project was completed on June 30, 1999.

In addition, the Company analyzed and tested the main elements of the supply chain, CBD partners and service and equipment suppliers, through the contracting of external consultants, whom issued their audit stating that the Company will not be affected by the year 2000 transition.

CBD created a contingency plan comprised of three elements: hardware, software and technicians, as follows.

Hardware:

All equipment acquired by CBD since January 1998, which represents 90% of all computer equipment, are Y2K compliant. In addition, the same equipment has warranties covering replacement, maintenance and support. The remaining 10% of computer equipment has been tested and is also Y2K compliant, as well as has maintenance and support warranty contracts. The Company maintains a stock of equipment, including PDV (point of sale), sufficient to immediately attend to any operational or processing error in the stores, distribution center or headquarters. In November 1999, the Company expects to reinforce the inventory of these equipment to repair any problems, not only in the state of Sao Paulo, but also in the main regional centers for other states.

Software:

All necessary software for the Company's operations, either owned by the Company or by third parties, were converted or replaced, tested, and already operates with a 4-digit date, Y2K compliant. All software is registered and, in case of an error, can be quickly replaced or corrected.

Technicians:

All software will undergo strong supervision and monitoring until February 2000, by both CBD's "Year 2000" work group and external consultants. During December 1999 and January 2000, both internal team and external consultants will be on call and will conduct extensive monitoring, 24 hours a day. The plan's provides CBD with confidence that the Company is prepared for any incident.

CBD also conducted a "Millennium Test", including a year 2000 simulation, in the production environment, with total monitoring. The result of this test was convincing and allowed CBD's management to be assured that the Company will not suffer any interruption due to the millennium bug.

Recent Events

Leasing of Mappin Stores

In July 1999, CBD announced the leasing of two stores previously operated by Mappin Lojas de Departamento S.A. and owned by third parties, in the city of Sao Paulo. CBD will also lease the installations and equipment for a period of 20 years.

CBD plans to convert both stores into Extra hypermarkets, as well as maintaining 800 employees from these stores.

CBD's legal department is taking the necessary measures to preserve its rights following the announcement of Mappin's bankruptcy.

Extraordinary Shareholders Meeting

CBD is holding an Extraordinary Shareholders Meeting on August 9, 1999, to discuss the following proposals:

1. Increase in the limit of authorized capital from 100,000,000,000 to 150,000,000,000 shares, as well as to gauge the possibility of issuing additional common shares by the Board of Directors, independent from charter reform, within the limits of authorized capital;
2. Non-utilization of remaining authorized balance of the second issue of debentures;
3. Discussion of a proposal presented by the Board of Directors for a third debenture issue;
4.  Other company issues.

Strategic Partnership

Given the accelerated process of consolidation occurring in the Brazilian retail market and given CBD's focus on strengthening its capital structure, CBD has been actively studying the possibility of the sale to a strategic shareholder of a significant minority interest in equity of the Company.

In this connection, CBD in recent months has been approached by various international retail groups. CBD is negotiating with at least one such group, but to date no contract has been signed.


Companhia Brasileira de Distribuicao operates a total of 320 stores in 11 Brazilian states through four formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http: //www.grupopaodeacucar.com.br

                               (5 pages of tables)

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Income Statement - Corporate Law Method

---------------------------------------------------------------------------------------------------------------
                                               Second Quarter                           First Half
                             ----------------------------------------------------------------------------------
        R$ thousand                     1999         1998          %         1999         1998            %
---------------------------------------------------------------------------------------------------------------
Net Sales Revenue                    1,312,172      969,348      35.4%    2,569,999    1,831,301        40.3%
Cost of Sales                         (957,825)    (707,581)     35.4%   (1,872,450)  (1,341,013)       39.6%
Gross Profit                           354,347      261,767      35.4%      697,549      490,288        42.3%

Operating Income (Expenses)
     Selling Expense                  (211,710)    (146,732)     44.3%     (413,271)    (286,483)       44.3%
     General and Administrative        (56,914)     (40,880)     39.2%     (114,981)     (82,503)       39.4%
Total Operating Expenses              (268,624)    (187,612)     43.2%     (528,252)    (368,986)       43.2%

Operating Income Before Taxes,
Deprec. and Fin. Income (Exp.) -
EBITDA                                  85,723       74,155      15.6%      169,297      121,302        39.6%

Depreciation                           (37,221)     (23,015)     61.7%      (71,485)     (41,593)       71.9%

Operating Income Before Taxes
and Financial Income (Exp.) -           48,502       51,140     - 5.2%       97,812       79,709        22.7%
EBIT
Taxes and Charges                       (7,057)      (4,424)     59.5%      (13,038)      (8,807)       48.0%

Financial Income                        74,940       57,024      31.4%      139,696      117,812        18.6%
Financial Expense                      (94,982)     (42,472)    123.6%     (328,937)     (84,480)      289.4%
     Currency variation                 (4,477)           -         -      (143,251)           -           -
Net Financial Income (Loss)            (20,042)      14,552   - 237.7%     (189,241)      33,332     - 667.7%

Operating Income (Loss)                 21,403       61,268    - 65.1%     (104,467)     104,234     - 200.2%

Losses in Invested Companies               (51)           -         -        (1,415)           -           -
Equity Income                               (1)          (4)        -            (1)         (28)          -
Non-Operating Results                      640          221     189.6%          341       (1,401)    - 124.3%
---------------------------------------------------------------------------------------------------------------
Income (Loss) Before Income             21,991       61,485    - 64.2%     (105,542)      102,805    - 202.6%
Tax
---------------------------------------------------------------------------------------------------------------
  Income Tax                            (4,935)     (15,725)   - 68.6%       43,684       (24,538)   - 278.0%
---------------------------------------------------------------------------------------------------------------
Net Income (Loss)                       17,056       45,760    - 62.7%      (61,858)       78,267    - 179.0%
Net Income (Loss) per 1,000 shares       0.218        0.586    - 62.8%       (0.789)        1.002    - 178.7%
No. of shares (in thousand)
at the end of the period            78,405,280   78,116,125              78,405,280    78,116,125
---------------------------------------------------------------------------------------------------------------
% of Net Sales
Gross Profit                              27.0%        27.0%                   27.1%         26.8%

Total Operating Expenses                - 20.5%      - 19.3%                 - 20.5%       - 20.2%
Selling Expenses                        - 16.1%      - 15.1%                 - 16.1%       - 15.7%
General and Administrative               - 4.4%       - 4.2%                  - 4.4%        - 4.5%

EBITDA                                     6.5%         7.7%                    6.6%          6.6%
Depreciation                             - 2.8%       - 2.4%                  - 2.8%        - 2.3%

EBIT                                       3.7%         5.3%                    3.8%          4.3%
  Taxes and Charges                      - 0.5%       - 0.5%                  - 0.5%        - 0.5%
Net Financial Income (Expense)           - 1.5%         1.5%                  - 7.4%          1.8%
Income Before Income Tax                   1.7%         6.3%                  - 4.1%          5.6%
Income Tax                               - 0.4%       - 1.6%                    1.7%        - 1.3%
Net Income (Loss)                          1.3%         4.7%                  - 2.4%          4.3%
---------------------------------------------------------------------------------------------------------------

The first quarter of 1998 does not include sales from the Millo's chain as well as June 1998 sales from the Barateiro stores, prior to their incorporation into the CBD stores.

COMPANHIA BRASILEIRA DE DISTRIBUICAO
Balance Sheet
--------------------------------------------------------------------------------
              R$ thousand                        June 30,            March 31,
                                           1999          1998           1999
--------------------------------------------------------------------------------
ASSETS
Current Assets
     Cash and Banks                        21,230        14,569        23,601
     Short-term Investments               199,514       236,050       295,247
     Accounts Receivable                  361,356       361,255       369,261
         Installment Sales                106,529       141,496       116,009
         Post Dated Checks                111,915       107,168       109,729
         Credit Card and Other            162,189       135,907       162,786
         Allowance for Doubtful
          Accounts                        (19,277)      (23,316)      (19,263)
     Advances to Suppliers                 10,553        10,874         9,365
     Taxes Recoverable                     52,183         4,345        65,272
     Other Receivables                     19,403        13,945        16,457
     Inventories                          335,659       236,343       325,725
     Prepaid Expenses                       9,122         8,931        12,047
Total Current Assets                    1,009,020       886,312     1,116,975
Long-term Receivables
     Installment Sales                      2,857         8,014         3,560
     Deferred Income Tax                   61,668        22,756        66,914
     Judicial Deposits                     37,674        27,005        35,421
     Associated Companies                  61,199         5,496        35,315
     Prepaid Expenses                       4,892         7,165         5,310
Total Long-term Receivables               168,290        70,436       146,520
     Investments                          151,566       350,725       153,557
     Property and Equipment             1,499,617     1,066,493     1,417,586
     Deferred Charges                     360,198        29,097       371,984
         Exchange Variation                67,162             -        71,639
Total Permanent Assets                  2,011,381     1,446,315     1,943,127
TOTAL ASSETS                            3,188,691     2,403,063     3,206,622
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
     Suppliers                            453,892       358,757       478,462
     Loans and Financing                  744,451       297,764       513,124
         Domestic Currency                 77,295        19,141        68,003
         Foreign Currency                 667,156       278,623       445,121
     Payable on Purchase of Assets        107,471        60,390       153,419
     Debentures                             8,093         7,246        26,290
     Taxes on Sales                        14,075        11,972        14,127
     Tax Installments                      10,466         8,697         9,995
     Salaries and Payroll Charges          59,304        49,281        55,021
     Associated Companies                   4,890             -             -
     Dividends                                  -        16,112        39,013
     Other                                 27,532        20,247        34,275
Total Current Liabilities               1,430,174       830,466     1,323,726
Long-term Liabilities
     Financing                            266,336       411,242       468,395
         Domestic Currency                260,906       212,345       276,840
         Foreign Currency                   5,430       198,897       191,555
     Payable on Purchase of Assets         46,092         3,671        22,291
     Debentures                           336,565       108,642       333,090
     Deferred Income Tax                    7,742         8,966         8,053
     Tax Installments                      21,696        29,255        23,861
     Other Accruals                       165,256        74,816       131,645
Total Long-term Liabilities               843,687       636,592       987,335
Shareholders' Equity
     Capital                              542,687       537,730       540,474
     Capital Reserves                       4,050         4,050         4,050
     Revenue Reserves                     368,093       394,225       351,037
Total Shareholders' Equity                914,830       936,005       895,561
TOTAL LIAB. AND SHAREHOLDERS EQUITY     3,188,691     2,403,063     3,206,622
--------------------------------------------------------------------------------

Sales Breakdown per Division
In R$ thousand - Nominal (Corporate Law)

              ---------------------------------- --------
APRIL            1999      %      1998      %    Var.(%)
------------------------------------------------ --------
Pao de Acucar  159,539    36.9%  138,747  43.0%   15.0%
Extra          194,233    45.0%  126,688  39.3%   53.3%
Barateiro       58,153    13.5%        -      -       -
Eletro          19,926     4.6%   20,453   6.3%  - 2.6%
------------------------------------------------ --------
CBD            431,851   100.0%  322,704  100.0%  33.8%
------------------------------------------------ --------

              ---------------------------------- --------
MAY              1999      %      1998      %    Var.(%)
------------------------------------------------ --------
Pao de Acucar  165,581    36.6%  136,390  41.3%   21.4%
Extra          205,414    45.4%  133,685  40.4%   53.7%
Barateiro       55,606    12.3%        -      -       -
Eletro          25,797     5.7%   26,092   7.9%  - 1.1%
------------------------------------------------ --------
CBD            452,398   100.0%  330,582  100.0%  36.8%
------------------------------------------------ --------

              ---------------------------------- --------
JUNE             1999      %      1998      %    Var.(%)
------------------------------------------------ --------
Pao de Acucar  159,345    37.2%  131,561  37.9%   21.1%
Extra          188,632    44.1%  120,840  34.8%   56.1%
Barateiro       55,694    13.0%   42,449  12.2%   31.2%
Eletro          24,252     5.7%   22,490   6.5%    7.8%
------------------------------------------------ --------
CBD            427,923   100.0%  346,914  100.0%  23.4%
------------------------------------------------ --------

              ---------------------------------- --------
2ND QUARTER      1999      %      1998      %    Var.(%)
------------------------------------------------ --------
Pao de Acucar  484,465   36.9%   406,698  40.7%   19.1%
Extra          588,279   44.8%   381,213  38.1%   54.3%
Barateiro      169,453   12.9%    42,449   4.2%      -
Eletro          69,975    5.4%    69,035   6.9%    1.4%
------------------------------------------------ --------
CBD           1,312,172  100.0% 1,000,200 100.0%  31.2%
------------------------------------------------ --------

              ---------------------------------- --------
1ST HALF         1999      %      1998      %    Var.(%)
------------------------------------------------ --------
Pao de Acucar  973,889   37.5%   791,057  42.1%   23.1%
Extra         1,166,037  44.9%   707,355  37.7%   64.8%
Barateiro      294,919   11.4%    42,449   2.3%     -
Eletro         135,154    5.2%   129,444   6.9%    4.4%
Peralta         27,049    1.0%         -      -     -
------------------------------------------------ --------
CBD           2,597,048  100.0% 1,877,018 100.0%  38.4%
------------------------------------------------ --------

*Includes Peralta sales in February 1999, when these stores were not incorporated into the CBD stores. The first quarter of 1998 includes sales from the Millo's chain, when those stores were not incorporated into the CBD stores. These results also include sales from the retired Superbox stores, as well as June 1998 sales from the Barateiro division.

Productivity Indexes
In R$ - Nominal (Corporate Law)

Sales per m2/month
              -----------------------------------------------------
               2Q99      2Q98   Var (%)   1H99    1H98    Var (%)
-------------------------------------------------------------------
Pao de Acucar    983       850   15.6%      994     828     20.0%
Extra            864       985  -12.3%      872     926    - 5.0%
Barateiro        663       526   26.0%      666     526     26.6%
Eletro           600       657  - 8.7%      576     615    - 6.3%
-------------------------------------------------------------------
CBD              849       750   13.2%      855     778      9.9%
-------------------------------------------------------------------

Sales per Employee/month
              -----------------------------------------------------
               2Q99      2Q98   Var (%)   1H99    1H98    Var (%)
-------------------------------------------------------------------
Pao de Acucar 12,824    13,205  - 2.9%   13,203  13,112      0.7%
Extra         17,477    21,450  -18.5%   17,847  20,957   - 14.8%
Barateiro     13,655     9,826   39.0%   13,599   9,826     38.4%
Eletro        13,487    14,555  - 7.3%   12,416  13,654    - 9.1%
-------------------------------------------------------------------
CBD           13,110    12,421    5.5%   13,144  13,059      0.7%
-------------------------------------------------------------------

Average Ticket
              -----------------------------------------------------
               2Q99      2Q98   Var (%)   1H99    1H98    Var (%)
-------------------------------------------------------------------
Pao de Acucar   17.0      16.6    2.4%     17.0    16.5      3.0%
Extra           36.0      43.8  -17.8%     36.4    44.0   - 17.3%
Barateiro       11.7      14.8  -20.9%     12.6    14.8   - 14.9%
Eletro         192.0     193.2  - 0.6%    191.7   182.1      5.3%
-------------------------------------------------------------------
CBD             22.0      25.8  -14.7%     22.4    25.9   - 13.5%
-------------------------------------------------------------------

Sales per Check-out/month
              -----------------------------------------------------
               2Q99      2Q98    Var (%)   1H99    1H98     Var (%)
-------------------------------------------------------------------
Pao de Acucar  91,984    79,557   15.6%   92,959   77,868    19.4%
Extra         117,261   129,930  - 9.8%  118,182  124,688   - 5.2%
Barateiro      66,291    63,929    3.7%   66,431   63,929     3.9%
Eletro        124,749   140,315  -11.1%  119,614  130,883   - 8.6%
-------------------------------------------------------------------
CBD            97,919    85,575   14.4%   98,742   88,836    11.2%
-------------------------------------------------------------------

Sales Breakdown (% of net sales)

                      ---------------------------------------------------------
                         2Q98       3Q98        4Q98        1Q99       2Q99
-------------------------------------------------------------------------------
Cash                    49.5%       51.8%       53.8%      56.2%      55.8%
Credit                  50.5%       48.2%       46.2%      43.8%      44.2%
    Post-dated Checks   14.8%       12.8%       11.9%      10.5%      10.4%
    Installments         6.0%        5.8%        5.5%       3.2%       3.9%
    Credit Cards        22.3%       22.1%       21.5%      22.9%      23.0%
    Food Voucher         7.4%        7.5%        7.3%       7.2%       6.9%
-------------------------------------------------------------------------------

Selected Data per Division at June 30, 1999

              ------------------------------------------------
                   #            #          #     Floor Space
               Checkouts    Employees    Stores      (m2)
              ------------------------------------------------
Pao de Acucar    1,752       12,654       145     164,428
Extra            1,684       11,024        32     228,212
Barateiro          849        4,098        69      84,526
Eletro             187        1,697        74      38,869
--------------------------------------------------------------
Total            4,472       29,473       320     516,035
--------------------------------------------------------------
Headquarters                  3,646
--------------------------------------------------------------
CBD              4,472       33,119       320     516,035
--------------------------------------------------------------

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